Exhibit 2.1.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2020, Cellcom Israel Ltd. (the “Company” or “Cellcom”) had the following series of securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 each	CEL	New York Stock Exchange

Capitalized terms used but not defined herein have the meanings given to them in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

ORDINARY SHARES

The following is a summary of the material terms of the ordinary shares of nominal value of NIS 0.01, as set forth in our Articles of Association. This description is a summary and does not purport to be complete. You are encouraged to read our Articles of Association, which are filed as Exhibit [1.1] to the Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, incorporated by reference into this document.

Trading in Israel

Our ordinary shares have traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “CEL” since July 1, 2007. Our ordinary shares do not trade on any other trading market in Israel.

Trading in the United States

Our ordinary shares have traded on the New York Stock Exchange, or NYSE, under the symbol CEL since February 7, 2007 through February 8, 2021.

Our ordinary shares were listed on the NYSE under the symbol “CEL.” On February 8, 2021 we voluntarily delisted from the NYSE. See "Item 4. Information on the Company – A. History and Development of the Company – Our History".

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred unless the transfer is restricted or prohibited by our articles of association, applicable law, our licenses or the rules of a stock exchange on which the shares are traded. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

The restrictions included in our licenses regarding holding and transferring of our means of control are included in our articles of association. For more details relating to these restrictions, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Cellular Segment—Our Cellular License” and our principal license, a convenience translation of which has been filed with the SEC. See "Item 19—Exhibits". The holding and transfer restrictions under our licenses are posted on our website at http://investors.cellcom.co.il under “Investor Relations—Corporate Governance—Legal and Corporate.”

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. As required under our license, our articles of association provide that any holdings of our ordinary shares that contravene the holding or transfer restrictions contained in our license (see “Item 10.B—Transfer of Shares” above) will not be entitled to voting rights. In addition, our license requires that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our shares do not contravene the restrictions contained in our license.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors (other than external directors and directors appointed by Israeli Shareholders – see “Item 6.C – Directors and Senior Management—External Directors” and “Item 6.C – Directors and Senior Management—Israeli Appointed Directors” are elected at a shareholders meeting by a simple majority of our ordinary shares. Directors may also be appointed by our Board of Directors, in which case they shall serve until the next annual general meeting of shareholders.

Dividend and Liquidation Rights

Our board of directors may, subject to the Companies Law, our financing agreements, and our licenses, declare a dividend to be paid to the holders of ordinary shares on a pro rata basis. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholders Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our Board of Directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholders meetings require prior notice of at least 21 days, or up to 35 days if required by applicable law or regulation. The chairperson of our Board of Directors presides over our general meetings. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between 28 and 40 days prior to the date of the meeting in most cases, or in certain exceptions, between four and 21 days prior to the date of the meeting.

Quorum

Our articles of association provide that the quorum required for any meeting of shareholders shall consist of at least two shareholders present, in person or by proxy or written ballot, who hold or represent between them at least one-third of the voting power of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or, if not set forth in the notice to shareholders, to a time and place set by the chairperson of the meeting with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person or by proxy or written ballot, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “Item 10.B—Shareholder Meetings.”

Resolutions

An ordinary resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority.  In accordance with our articles of association, a resolution for the voluntary winding up of the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person or by proxy or written ballot, and voting on the resolution.

Modification of Class Rights

The rights attached to any class, such as voting, liquidation and dividend rights, may be amended by a vote of a majority of the issued shares of that class, or by adoption of a resolution by a majority of the shares of that class represented at a separate class meeting, or by a written consent of all holders of the issued shares of that class.

Mergers and Acquisitions under Israeli Law

The Companies Law requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares at a shareholders meeting. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. These requirements do not apply if the (i) acquisition occurs in the context of a private placement by the company that received shareholder approval, (ii) the purchase of shares is from a 25% or greater shareholder of the company and results in the acquirer becoming a 25% shareholder of the company or more or (iii) the purchase of shares is from a 45% or greater shareholder of the company and results in the acquirer becoming a 45% shareholder of the company or more. The special tender offer must be extended to all shareholders.  The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offeror, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offeror including the relatives of or corporations controlled by these persons.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer may stipulate that any shareholder tendering his shares will not be entitled to appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders who are not exempt from Israeli income tax under Israeli law or an applicable tax treaty. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies by certain shareholders are restricted.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, tax then becomes payable even if no actual disposition of the shares has occurred.  For information regarding Israeli tax on the sale of our shares, see “Item 10.E - Taxation—Israeli Tax Considerations—Capital Gains Tax on Sales of Our Ordinary Shares.”

Anti-Takeover Measures under Israeli Law

We currently do not have any authorized or issued shares other than ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association and to our memorandum, which requires the prior approval of our shareholders by a simple majority of the shares represented and voted upon at a shareholders meeting. Our articles of association provide that our Board of Directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of us, including, without limitation, the adoption of a shareholder rights plan.